SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)

GOODRICH PETROLEUM CORP.
(Name of Issuer)

Common Stock, $.20 par value
(Title of Class of Securities)

382410 10 8
(CUSIP Number)

David J. Harris, Esq., 1775 I Street, N.W. Washington, D.C. 20006 (202) 261-3385
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  /_/.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/ (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /_/
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 147,641
	8	SHARED VOTING POWER 5,084,500
	9	SOLE DISPOSITIVE POWER 147,641
	10	SHARED DISPOSITIVE POWER 5,084,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,232,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/ (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /_/
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,084,500
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,084,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,084,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21%
14	TYPE OF REPORTING PERSON HC

ITEM 1. Security and Issuer.

This Amendment No. 11 to Statement on Schedule 13D heretofore filed on June 4, 2001 is filed with respect to the shares of common stock, $.20 par value ("Common Stock"), of Goodrich Petroleum Corp. (the "Company"). The address of the Company is 815 Walker Street, Houston, Texas 77002. The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is 12626 Turkey Creek Road, Pearce, Arizona 85625 (collectively the "Reporting Persons") to reflect the following amendments to Item 3 and Item 5.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to include the following:

The total consideration (exclusive of brokers' commissions) for all shares of Common Stock subject to this Amendment No. 11 is $5,476,248.80. The Shares of Common Stock herein reported as being beneficially owned by the Reporting Persons were acquired in the following manner:

Austin is the sole managing Member of ECH. Acting on behalf of ECH, Austin purchased from August 17, 2004 to May 18, 2005 a total of 368,000 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $5,476,248.80. The primary source of the funds for these purchases was available funds of ECH.

On December 15, 2004, Austin received 3,641 shares of Common Stock as compensation for his services as director of the Company.

All dollar amounts are in United States dollars.

Item 5. Interest in Securities of the Issuer.

(a) Austin is the beneficial owner of 5,232,141 shares (21.6% based on the 24,250,430 shares of Common Stock outstanding as of May 10, 2005 as reported in the Company's Prospectus Supplement filed on May 10, 2005 (the "Prospectus Supplement")) of the Common Stock, in his personal capacity, as Trustee for certain family trusts and as sole Managing Member of ECH. ECH is the beneficial owner of 5,084,500 shares of Common Stock (21% based on the 24,250,430 shares of Common Stock outstanding as of May 10, 2005 as reported in the Prospectus Supplement). As reported in the Prospectus Supplement, if the underwriters exercise their over-allotment option in full, an additional 510,000 shares of Common Stock will be sold and the total number of shares of Common Stock outstanding after the over-allotment issuance will be 24,760,430. If these additional 510,000 shares of Common Stock are issued to the underwriters pursuant to the over-allotment, Austin will beneficially own 21.2% of the shares of Common Stock and ECH will beneficially own 20.5% of the shares of Common Stock.

(b) Austin has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 147,641 shares of the Common Stock. As the sole Managing Member of ECH, Austin shares with ECH the power to vote or to direct the vote or to direct the disposition of the 5,084,500 shares of the Common Stock held by ECH.

(c) In the preceding 60 days, ECH purchased an aggregate of 306,000 shares in the following transactions, each of which was made in a broker's transaction in the open market.

Date	Transaction	No. of Shares	Price
5/10/2005	Purchase	153,000	2,356,200
5/13/2005	Purchase	45,000	752,958
5/16/2005	Purchase	55,000	901,340
5/17/2005	Purchase	50,000	837,145
5/18/2005	Purchase	3,000	51,237

(d) No person other than Austin, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e) Not applicable.

Signature

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 20, 2005	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH.